Prospectus Supplement No. 8

Filed Pursuant to Rule 424(b)(3)

File No. 333-273359

SeaStar Medical Holding Corporation

3513 Brighton Blvd,

Suite 410

Denver, CO 80216

(844) 427-8100

Prospectus Supplement No. 8

(to the Prospectus dated August 10, 2023)

This Prospectus Supplement No. 8 supplements and amends the prospectus dated August 10, 2023, as amended by Prospectus Supplement No. 1 dated August 15, 2023, by Prospectus Supplement No. 2 dated August 15, 2023, Prospectus Supplement No. 3 dated August 15, 2023, Prospectus Supplement No. 4 dated September 12, 2023, Prospectus Supplement No. 5 dated September 14, 2023, Prospectus Supplement No. 6 dated September 26, 2023 and by Prospectus Supplement No. 7 dated September 27, 2023 (the “Prospectus”), relating to the sale from time to time of up to 1,096,972 shares of our common stock by a selling shareholder.

On October 3, 2023, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K.

This Prospectus Supplement No. 8 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 8 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq Stock Market under the symbol “ICU”. On October 4, 2023, the last reported sale price of our common stock was $0.59 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus dated August 10, 2023. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 8 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 8 is October 6, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 03, 2023

SeaStar Medical Holding Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39927	85-3681132
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3513 Brighton Blvd, Suite 410
Denver, Colorado		80216
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 844 427-8100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock par value $0.0001 per share	ICU	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share	ICUCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On October 3, 2023, SeaStar Medical Holding Corporation (the “Company”) issued a press release disclosing communications that the Company received from the U.S. Food and Drug Administration related to the Company’s Humanitarian Device Exemption (HDE) application for its pediatric Selective Cytopheretic Device (SCD). A copy of this press release is being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated October 3, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SeaStar Medical Holding Corporation
		By:	/s/ Eric Schlorff
Date:	October 3, 2023	Name:	Eric Schlorff
		Title:	Chief Executive Officer

SeaStar Medical Provides Regulatory Update Regarding Selective Cytopheretic Device Use in Pediatric Acute Kidney Injury Under a Humanitarian Device Exemption

Company to finalize labeling with FDA Approvable Letter expected within a month

DENVER (October 3, 2023) – SeaStar Medical Holding Corporation (Nasdaq: ICU), a medical device company developing proprietary solutions to reduce the consequences of dysregulated immune responses including hyperinflammation on vital organs, announces receipt of a correspondence from the U.S. Food and Drug Administration’s (FDA) Center for Biologics Evaluation and Research (CBER) indicating that the Agency considers the Selective Cytopheretic Device (SCD) Pediatric (SCD-PED) to be approvable under a Humanitarian Device Exemption (HDE) for use in children weighing 10 kilograms or more with acute kidney injury (AKI) and sepsis or a septic condition requiring continuous kidney replacement therapy (CKRT) in the hospital intensive care unit (ICU).

The correspondence further indicates that an Approvable Letter, which is a standard part of CBER’s approval process, is expected to be issued within a month. The Approvable Letter will outline conditions, including language for safety, probable benefit and labeling for intended use, which will be required for formal marketing approval.

“The correspondence provides a clear path forward in making this much needed therapy accessible to critically ill children suffering with AKI and sepsis,” said Eric Schlorff, SeaStar Medical CEO. “Only about half of the children in the ICU with AKI requiring CKRT survive and those who do are at increased risk of long-term conditions such as chronic kidney disease. We understand the agency’s appropriate caution in these medically fragile septic patients whose care requires significant resources, and we appreciate the agency’s willingness to work collaboratively with SeaStar Medical and our advisors to review the HDE application, as well as its recognition of SCD as a therapy with probable benefit for these children. This is an important milestone for SeaStar Medical, and we intend to follow the regulatory path laid out by the FDA to commercialize SCD for this indication by the end of 2023.”

The SCD is a patented cell-directed extracorporeal device designed to be used as an adjunct therapy that selectively targets and transitions pro-inflammatory monocytes to promote reparative processes and reduce the acute inflammatory and damaging effects of activated neutrophils. In the HDE regulatory approval process of SCD-PED for children with AKI and sepsis, the FDA considered clinical results showing safety and probable clinical benefit to these patients who have few treatment options. Pooled analysis from two non-controlled studies, SCD-PED-01 (funded by the FDA Office of Orphan Products Development) and SCD-PED-02 showed that pediatric patients ≥10kg with AKI requiring CKRT treated with the SCD had no device-related serious adverse events or infections, a 77% reduction in mortality rate, and no dialysis dependency at Day 60. The SCD-PED-01 (weight range ≥15 kg) and PED-02 (weight range ≥10 kg) studies demonstrated 75% and 83% reductions in mortality, respectively. The Company believes the SCD could become the new standard of care for AKI patients requiring CKRT in the ICU and could also have significant benefit in additional indications where dysregulated immune processes are involved.

About Hyperinflammation

Hyperinflammation is the overproduction or overactivity of inflammatory cells that can lead to damage of vital organs. It occurs when the body overproduces inflammatory effector cells and other molecules that can be toxic, damaging to vital organs and result in multi-organ failure and even death. This is known as the cytokine storm.

About the Selective Cytopheretic Device

The Selective Cytopheretic Device (SCD) is a medical device that employs immunomodulating technology to selectively target pro-inflammatory neutrophils and monocytes during CKRT and disrupt the cytokine storm that causes inflammation, organ failure and possible death in critically ill patients. Unlike pathogen removal and other blood-purification tools, the device works with hemofiltration systems to enable precise fluid and solute balance control to selectively target and transition pro-inflammatory monocytes to reparative and promote activated neutrophils to be less inflammatory. SCD selectively targets the most highly activated proinflammatory neutrophils and monocytes. These cells are then returned back into the body through the blood, and the body is signaled to focus on repair. This unique immunomodulation approach may reverse injury and eliminate the need for CKRT going forward.

About SeaStar Medical

SeaStar Medical is a medical technology company that is redefining how extracorporeal therapies may reduce the consequences of excessive inflammation on vital organs. SeaStar Medical’s novel technologies rely on science and innovation to provide life-saving solutions to critically ill patients. The Company is developing and commercializing cell-directed extracorporeal therapies that target the effector cells that drive systemic inflammation, causing direct tissue damage and secreting a range of pro-inflammatory cytokines that initiate and propagate imbalanced immune responses. For more information visit www.seastarmedical.com or visit us on LinkedIn or Twitter.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1955. These forward-looking statements include, without limitation, SeaStar Medical’s expectations with respect to the regulatory approval process for HDE; the anticipated timing for commercialization of SCD; and the benefits of SCD to treat acute kidney injury (AKI) and other diseases. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside SeaStar Medical’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results include, but are not limited to: (i) the risk that SeaStar Medical may not be able to obtain regulatory approval of its SCD product candidates; (ii) the risk that SeaStar Medical may not be able to raise sufficient capital to fund its operations, including clinical trials; (iii) the risk that SeaStar Medical and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so, including failure to achieve approval of its products by applicable federal and state regulators, (iv) the risk that SeaStar Medical may never achieve or sustain profitability; (v) the risk that SeaStar Medical may not be able to access funding under existing agreements, including the equity line of credit and forward purchase agreements; (vi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (vii) the risk of product liability or regulatory lawsuits or proceedings relating to SeaStar Medical’s products and services, (viii) the risk that SeaStar Medical is unable to secure or protect its intellectual property, and (ix) other risks and uncertainties indicated from time to time in SeaStar Medical’s Annual Report on Form 10-K, including those under the “Risk Factors” section therein and in SeaStar Medical’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SeaStar

Medical assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact:

LHA Investor Relations

Jody Cain

(310) 691-7100

Jcain@lhai.com

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